SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                              No          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                              No          X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                              No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Information about ENACOM´s Resolution N° 277/16

FREE TRASLATION FOR IMMEDIATE RELEASE

Buenos Aires, March 7th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Information about ENACOM´s Resolution N° 277/16.

I am writing to you as Attorney-in-fact of Telecom Argentina S.A (‘Telecom Argentina’ or the ‘Company’) following our letter dated February 18, 2016, regarding the transfer transaction of the total shareholding in Telecom Argentina, that Telecom Italia and its controlled company Telecom Italia International, N.V. have through Sofora Telecomunicaciones SA (‘Sofora’) and Nortel Inversora S.A.

Today, Telecom Argentina was notified about Resolution N° 277/16 issued by the National Authority for Communications (“ENACOM”), which authorizes the transfer of Sofora´s majority shareholding to Fintech Telecom LLC.

ENACOM Resolution N° 277/16 is available on http://www.cnv.gob.ar.

Sincerely,

Telecom Argentina S.A.

/s/ María Delia Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 7 th, 2016	By:	/s/ Oscar C. Cristianci
		Name:	Oscar C. Cristianci
		Title:	Chairman